Exhibit 99.3

Annual General Meeting of Shareholders

The Voting Instructions must be signed, completed and received at the indicated address prior to

10:00 A.M. (New York City time) on September 10, 2012 for action to be taken.

2012 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

GIANT INTERACTIVE GROUP INC. (the “Company”)

ADS CUSIP No.:	374511103.
ADS Record Date:	August 6, 2012.
Meeting Specifics:	Annual General Meeting of Shareholders to be held on September 17, 2012 at 3:00 P.M. (Beijing Time) at the offices of Ernst & Young, Room 2203, 22/F, CITIC Tower, 1 TIM Mei Avenue, Central, Hong Kong, People’s Republic of China (the “Meeting”).
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of November 6, 2007.
Deposited Securities:	Ordinary shares, par value U.S. $0.0000002 per share, of the Company.
Custodian(s):	Citibank, N.A. - Hong Kong.

The undersigned holder, as of the ADS Record Date, of the American Depositary Share(s) issued under the Deposit Agreement (such American Depositary Shares, the “ADSs”), acknowledges receipt of Company’s Notice of Meeting and hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, the Company has advised the Depositary that under Cayman Islands’ law, voting at any meeting is by a show of hands unless a poll is demanded. The Depositary will not join in demanding a poll, whether or not requested to do so by the Holders of ADSs. The Articles of Association of the Company specify who may demand a poll. A copy of the Articles of Association may be requested from the Company. If the Depositary does not receive voting instructions and voting is by poll, then the Depositary shall deem holders who have not given voting instructions to have instructed the Depositary to give a discretionary proxy to a person designated by the Company unless the Depositary is informed by the Company that (i) the Company does not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the rights of holders of Deposited Securities may be adversely affected.

Please further note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, in the event voting takes place at the Meeting by a show of hands, the Depositary shall instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders providing voting instructions. In the event of voting by poll, the Depositary shall instruct the Custodian to vote the Deposited Securities in accordance with the voting instructions received from the Holders of ADSs.

Please also note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder (unless otherwise specified in the notice distributed to Holders) to have instructed the Depositary to vote in favor of the items set forth in such voting instructions.

Please further note that voting instructions may only be given in respect of a number of ADSs representing an integral number of Deposited Securities.

Please also note that pursuant to Section 3.5 of the Deposit Agreement, the Company may restrict transfers of ADSs where such transfer may result in ownership of the total number of Deposited Securities represented by such ADSs owned by a single Holder or Beneficial Owner to exceed limits imposed by applicable law or the Articles of Association of the Company, and may instruct the Depositary to take action including, but not limited to, the removal or limitation of voting rights or mandatory sale or disposition, with respect to any Holder or Beneficial Owner of ADSs representing Deposited Securities in excess of such limits.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained herein.

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Agenda:

Proposal 1:	Re-election of Mr. Peter Andrew Schloss as a director of the Company.
Proposal 2:	Re-election of Mr. Lu Zhang as a director of the Company.
Proposal 3:	Ratify the Amendment of the 2007 Performance Incentive Plan (the “Plan”) to increase the maximum number of ordinary shares that may be delivered pursuant to awards granted under the Plan to 23,700,000 ordinary shares.
Proposal 4:	Appointment of Ernst & Young Hua Ming as the Company’s Independent Auditor for fiscal year 2012.

A Issues GIANT INTERACTIVE GROUP INC.

	For	Against	Abstain
Proposal 1	☐	☐	☐
Proposal 2	☐	☐	☐
Proposal 3	☐	☐	☐
Proposal 4	☐	☐	☐

B Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked below as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue (unless otherwise specified in the notice distributed to holders).

If these voting instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” voting instruction for such issue.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be signed in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)
_______________________	_______________________	______/_______/_____

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